UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX CORPORATION
RETIREMENT PLAN
Plan number: 001

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
1 AVX Boulevard
Fountain Inn,  SC 29644
IRS Employer Identification Number: 33-0379007

AVX CORPORATION RETIREMENT PLAN

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

AVX Corporation Retirement Plan

Fountain Inn, South Carolina

We have audited the accompanying statements of net assets available for benefits of AVX Corporation Retirement Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole

/s/ Elliott Davis Decosimo, LLC

Greenville, South Carolina

June 27, 2017

AVX CORPORATION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 2016 and 2015

Assets:	2016	2015
Investments at fair value:
AVX Corporation Common Stock	$10,242,089	$8,747,659
Kyocera Corporation American Depository Shares	3,729,318	3,703,786
Money Market Fund	332,267	382,440
Mutual Funds	83,408,553	78,577,321
Guaranteed Interest Account, at contract value	21,651,764	21,289,566
Total Investments	119,363,991	112,700,772

Receivables:
Employer contributions	1,241,164	1,264,046
Participant contributions	42,311	43,110
Notes receivable from participants	1,250,127	1,333,167
Total Receivables	2,533,602	2,640,323

Net assets available for benefits	$121,897,593	$115,341,095

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2016

2016
Investment income:
Net appreciation in fair value of investments	$8,284,773
Interest and dividends	2,125,721
Net investment income	10,410,494

Interest income from notes receivable from participants	65,755

Contributions:
Participant	1,736,533
Employer	3,089,083
Rollovers	172,859
Total contributions	4,998,475

Total additions	15,474,724

Deductions from net assets attributed to:
Benefits paid to participants	8,784,238
Administrative expenses	133,988
Total deductions	8,918,226

Net increase	6,556,498

Net assets available for benefits:
Beginning of year	115,341,095
End of year	$121,897,593

The accompanying notes are an integral part of this financial statement.

AVX CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following description of the AVX Corporation Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General:

The Plan is a defined contribution plan covering employees who have at least three months of service and are not hourly-paid employees or employees covered by a collective bargaining agreement (unless such agreement provides for participation in the Plan). The Plan includes a 401(k) feature to which employees can contribute, and AVX Corporation (“the Company”) makes a matching contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a money market fund, common stock funds and a guaranteed interest account as investment options for participants.

The Plan also includes a discretionary contribution plan feature and a non-discretionary contribution plan feature to which participants are not required to contribute. The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan also includes an after tax contribution plan feature that the participants can, but are not required to, participate in.

Payment of Benefits:

Upon retirement, total disablement, or death, a participant or the participant’s beneficiary is entitled to receive the value of the aggregate vested amount credited to the participant’s account in a lump-sum payment or in installments over a period not to exceed the life expectancy of the participant or his or her beneficiaries. For the non-discretionary contribution portion of the account, payment of benefits is in monthly installments unless an alternate form of payment is elected. Upon the termination of employment of a participant other than by retirement, disability or death, such participant is entitled to the vested portion of his account. For the AVX Corporation Common Stock  (“AVX Stock”), Kyocera Corporation American Depository Shares (“Kyocera ADS” or “ADS”), a participant will receive either cash or whole shares with any partial shares being paid in cash.

401(k) and Non-discretionary Contribution Plan Features:

Total contributions credited to any participant's account are limited to the lesser of 25% of the participant's annual compensation as defined in the Plan's provisions, or $53,000 in accordance with Section 415 of the Internal Revenue Code (“IRC”). All contribution percentages are set in accordance with the IRC. For the 401(k) feature, participant contributions are limited to 0% to 25% of compensation.

Participants age 50 and older are eligible to make a catch up contribution of an additional $6,000 to the Plan once the participant meets the Maximum Elective Deferral Limit of $18,000 for the calendar year or once the Plan deferral limit of 25% has been reached for the calendar year.

The Company will match the first three percent (3%) of pre-tax pay an employee contributes to the 401(k) portion of the Retirement Plan dollar for dollar, regardless of how the employee invests his contributions.

Non-discretionary Plan contributions made by the Company are non-elective and fully vested. The Company contributed 5% of each participant's eligible compensation for the year.

The accompanying financial statements recognized Company non-discretionary contributions related to 2016 of $1,211,893 approved by the Board of Directors in the Plan year that were paid in 2017. Non-discretionary contributions recorded related to 2015 but paid in 2016 were $1,244,947.

Vesting:

Amounts attributable to the Company's contributions (excluding the 401(k) contribution) are vested according to the following tables:

	Vested Percentage
	Discretionary Contribution
	Employed on/after January 1, 2007
	All Locations
Years of Service	Except Sun Valley	Sun Valley
Less than 1 year	0%	0%
1 year but less than 2	0%	20%
2 years but less than 3	20%	30%
3 years but less than 4	40%	40%
4 years but less than 5	60%	60%
5 years but less than 6	80%	80%
6 years and thereafter	100%	100%

	Vested Percentage
	Discretionary Contribution
	Employed and Terminated Employment
	prior to January 1, 2007
	All Locations
Years of Service	Except Sun Valley	Sun Valley
Less than 1 year	0%	0%
1 year but less than 2	0%	20%
2 years but less than 3	15%	30%
3 years but less than 4	30%	40%
4 years but less than 5	45%	50%
5 years but less than 6	60%	60%
6 years but less than 7	80%	80%
7 years or more	100%	100%

All participant's contributions are fully vested at all times. AVX Stock acquired with the Company's matching 3% contributions is fully vested and non-forfeitable.

Notes Receivable from Participants:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and are expensed when they are incurred. These notes bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the note is originated.  At December 31, 2016 and December 31, 2015, interest rates ranged from 4.75% to 6.50%.

Participant Accounts:

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts:

Amounts of employer contributions under the Plan which have been forfeited are used to pay administrative costs or reduce employer contributions. At December 31, 2016 and 2015, the net forfeited balance totaled $79,991 and $60,919, respectively. No forfeitures were used during 2016 to reduce administrative expenses or to reduce employer contributions.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments held by a defined contribution plan are required to be reported at fair value except for fully benefit-responsive investment contracts.  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year. Actual results could differ from those estimates.

Investment Transactions and Investment Income:

Investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants:

Notes receivable from participants are presented as notes receivable due from participants and recorded at unpaid principal balance, plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and expensed when they are incurred. The notes receivable are secured by the participant account balance and are considered delinquent and written off when payment is 90 days past due. The Plan does not charge late fees on delinquent amounts. No allowance for loss on notes receivable from participant has been recorded as of December 31, 2016 or 2015.

Subsequent Events:

Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

Benefit payments:

Benefits are recorded when paid.

Administrative Expenses:

The plan invests in various mutual funds with revenue-sharing agreements that partially offset fees. Plan fees that are not offset with revenue from these agreements are paid by the Company. In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund for accounts of participants not in a union. Participants that are in a union pay for the stock administration of the AVX Stock Fund and Kyocera Stock Fund related to their accounts. These stock administration fees are based on the market value of these funds.

New Accounting Standards:

In January 2016, FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. With certain exceptions, early adoption is not permitted. Plan management is currently evaluating the impact that ASU 2016-01 will have on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

3.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

American Depository Shares (“ADS”) and Common Stock:

ADS and common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds:

Mutual funds are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission (“SEC”).  The funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The funds held by the Plan are deemed to be actively traded.

Money Market Fund:

The money market fund investment option is the PIMCO Money Market Admin Fund. The Plan invests in the money market fund to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV).

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2016 and 2015:

	Fair Value at December 31, 2016	Level 1	Level 2	Level 3
Assets measured at fair value on a recurring basis:
Mutual Funds	$83,408,553	$83,408,553	$-	$-
Money Market Fund	332,267	332,267	-	-
Common Stock:
Kyocera Corporation ADS	3,729,318	3,729,318	-	-
AVX Corporation Common Stock	10,242,089	10,242,089	-	-
Total	$97,712,227	$97,712,227	$-	$-

	Fair Value at December 31, 2015	Level 1	Level 2	Level 3
Assets measured at fair value on a recurring basis:
Mutual Funds	$78,577,321	$78,577,321	$-	$-
Money Market Fund	382,440	382,440	-	-
Common Stock:
Kyocera Corporation ADS	3,703,786	3,703,786	-	-
AVX Corporation Common Stock	8,747,659	8,747,659	-	-
Total	$91,411,206	$91,411,206	$-	$-

4.	Guaranteed Interest Account Annuity Contract

The Plan holds a traditional annuity contract. This contract meets the fully benefit-responsive annuity contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive annuity contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The contract value of the traditional annuity contract held by the Plan was $21,651,764 and $21,289,566 at December 31, 2016 and 2015, respectively.

The traditional annuity contract held by the Plan is a guaranteed annuity contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 2.15 percent. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive annuity contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Such events include the following: (a) the Plan’s failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under Section 501(a) of the IRC, (b) premature termination of the contracts, (c) Plan termination or merger, (d) changes to the Plan’s prohibition on competing investment options, or (e) bankruptcy of the Company or other Company events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Such events include the following: (a) an uncured violation of the Plan’s investment guidelines, (b) a breach of material obligation under the contract, (c) a material misrepresentation, or (d) a material amendment to the agreements without the consent of the issuer.

5.	Nonparticipant-Directed Investments:

Under the Plan, all contributions are participant directed.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2016	2015
Net Assets:
AVX Corporation Common Stock	$5,881,877	$5,151,272

For the year ended December 31, 2016
Change in Net Assets:
Contributions	$-
Dividends	-
Forfeitures	(3,264)
Fees	-
Net appreciation	1,494,959
Benefits paid to participants	(310,481)
Transfers to participant-directed investments	(450,609)
Total	$730,605

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

7.	Tax Status:

The Plan received a favorable determination letter from the Internal Revenue Service in September 2016 advising that the Plan and related trust are designed in accordance with applicable sections of the IRC.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their accumulated balance.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	Related-Party Transactions:

Notes receivable from participants and certain investments issued and/or managed by John Hancock Trust Company, LLC, the Plan’s Trustee, or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of AVX Stock and in Kyocera ADS. As of December 31, 2016, the Plan held investments of $10,242,089 or 655,284 shares of AVX Stock and $3,729,318 or 74,916 shares of Kyocera ADS.  As of December 31, 2015, the Plan held investments of $8,747,659 or 720,565 shares of AVX Stock and $3,703,786 or 80,325 shares of Kyocera ADS.

The Plan paid administrative expenses of $133,988  to the Plan’s Trustee during the year ended December 31, 2016.

9.	Risks and Uncertainties:

The Plan provides for various investment options in common stocks, a money market fund, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION RETIREMENT PLAN

By:	/s/ Michael E. Hufnagel
Michael E. Hufnagel
Vice President of Corporate Finance

Date:	June 27, 2017

AVX CORPORATION RETIREMENT PLAN

PN: 001

EIN: 33-0379007

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

As of December 31, 2016

(a)		(b)	(c)	(d)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$8,373,695	$10,242,089

*	Kyocera Corporation	American Depository Shares	**	3,729,318

*	NY Life Insurance Company Guaranteed Interest Account	Guaranteed Interest Account	**	21,651,764

*	PIMCO Money Market Fund	Money Market Fund	**	332,267

	Columbia Select Large Cap Value R4 Fund	Mutual Fund	**	13,358,615
	Janus Balanced Fund	Mutual Fund	**	9,149,273
	JP Morgan SmartReturn Income Select	Mutual Fund	**	2,041,604
	JP Morgan SmartReturn 2015 Select	Mutual Fund	**	2,147,925
	JP Morgan SmartReturn 2020 Select	Mutual Fund	**	2,805,418
	JP Morgan SmartReturn 2025 Select	Mutual Fund	**	3,867,944
	JP Morgan SmartReturn 2030 Select	Mutual Fund	**	461,581
	JP Morgan SmartReturn 2035 Select	Mutual Fund	**	1,275,221
	JP Morgan SmartReturn 2040 Select	Mutual Fund	**	576,684
	JP Morgan SmartReturn 2045 Select	Mutual Fund	**	735,061
	JP Morgan SmartReturn 2050 Select	Mutual Fund	**	235,435
	JP Morgan SmartReturn 2055 Select	Mutual Fund	**	13,329
	Mass Mutual Premier Small Cap Op I	Mutual Fund	**	1,824,687
	Oppenheimer Dev Markets Fund	Mutual Fund	**	929,947
*	MainStay S&P 500 Index Fund I	Mutual Fund	**	10,433,255
*	MainStay Large Cap Growth I	Mutual Fund	**	7,611,882
	BlackRock Inflation Protected Bond I	Mutual Fund	**	1,922,359
	BlackRock Total Return Institutional Fund	Mutual Fund	**	7,782,424
	American EuroPacific Growth R4 Fund	Mutual Fund	**	5,958,217
	Wells Fargo Special Mid Cap Value Adm Fund	Mutual Fund	**	10,277,692
				83,408,553
*	Notes Receivable from Participants	Interest rates ranging from 4.75% - 6.50%	**	1,250,127
				$120,614,118

*  Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.